April 11, 2025

Tjin Patrick Soetanto
Chief Executive Officer
NusaTrip Incorporated
28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4
Karet, Semanggi, Kota Jakarta Selatan
Daerah Khusus Ibukota, Jakarta 12930, Indonesia

        Re: NusaTrip Incorporated
            Registration Statement on Form S-1
            Filed March 21, 2025
            File No. 333-285997
Dear Tjin Patrick Soetanto:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Explanatory Note, page 0

1. Please revise to ensure that the language is accurately tailored to the facts of this new filing on Form S-1. In that regard, you currently state: "The information included in this Post-Effective Amendment No. 1 amends the Registration Statement and the prospectus contained therein. No additional securities are being registered under this
       Post-Effective Amendment No. 1...."
Capitalization, page 38

2. Please revise your table and surrounding disclosure on page 38 to address the following items or explain why no revision is required:
 April 11, 2025
Page 2

             The Pro Forma cash, short term liabilities and total liabilities including lease obligations balances appear to include an adjustment for the $1,600,002 proceeds from the Convertible Notes offering. However, as the Convertible Notes were issued in fiscal year 2024, it is unclear why these amounts are not included in the
           Actual (Audited) balances.
             The amounts disclosed in footnotes 1 and 2 to the table do not fully support the adjustments to calculate the additional paid in capital on a Pro Forma and Pro
           Forma As Adjusted basis. Revise the amounts or clarify the additional balances included in the adjustments.
Management, page 80

3. Please update the ages of your executive officers and directors. For example, we note that your CEO Tjin Patrick Soetanto has remained 52 since your first submission in
       2023. See Item 401(a) and (b) of Regulation S-K.
Executive Compensation, page 84

4. We note your disclosure of 2024 compensation, as well as the terms of employment agreements disclosed thereunder. However, certain executive officer and director compensation differs materially from the terms of their employment agreements.
       When there is any material variance, please disclose the material terms of each named executive officer and director's compensation as paid in 2024. See Item 402(o) of
       Regulation S-K.
Financial Statements
Note 15 - Segment Information, page F-27

5. We note your disclosure in Note 15 that management has determined the Company has one reportable segment. We further note the disclosures on page 69 which identify your reportable segments as B2B, B2C and Hotel Platform and your disclosures at page F-9 indicating that you have five reportable operating segments, (i)
       Ticketing, (ii) Online advertisement, (iii) Hotel reservation, (iv) Hotel technology platform software, and (v) Ancillary that you aggregate into one reportable segment.
       Please reconcile the inconsistencies between these disclosures. In addition, the adoption of ASU 2023-07 includes disclosure requirements for entities that have a single reportable segment. Expand your disclosures to address these new requirements as noted in ASC 280-10-50-20. You may also refer to the guidance in
       ASC 280-10-55-15D through 55-15F.
Note 17 - Subsequent Events, page F-27

6. Expand your footnote disclosures to address how the issuance of the Convertible
       Notes Offering on October 18, 2024, as further amended on November 13, 2024 were accounted for in your financial statements as of and for the year ended December 31,
       2024. We understand the notes were subsequently converted after the fiscal year end in February 2025.
 April 11, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Shannon Buskirk at 202-551-3717 or Craig Arakawa at 202-551-3650
if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Kevin Dougherty at 202-
551-3271 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Ted Paraskevas, Esq., of Loeb & Loeb LLP